EXHIBIT 99.1
Qiao Xing Universal’s Subsidiary CEC Telecom Expects a 60% Increase in its Net Income for
2005 Based on Progress Made in the Financial Performance of its Operations for the Nine
Months Ended September 30, 2005
For the Nine Months Ended September 30 2005, CECT’s Gross Profit and
Income From Operations Increased by 91% and 104%, Respectively,
When Compared with the Same Period of 2004
     HUIZHOU, Guangdong, China, Nov. 29 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that after the review of the financial performance of the operations for the nine months ended September 30, 2005, the senior management of CEC Telecom Co., Ltd. (“CECT”), a major subsidiary of XING engaged in the production and marketing of mobile phone handsets, maintained their previous forecast of a net income of US$24 million for the whole year of 2005, up 60% from that for 2004. In fact, they believe that the actual outcome is likely to exceed the forecast.
     This prediction of substantial improvement of the net income of 2005 over that of 2004 for CECT is supported by the excellent progress shown by certain key profitability indicators of our operations. For the nine months ended 30 September 2005, CECT recorded, on an un-audited management account basis, net sales of US$170.3 million, gross profit of US$24.6 million and income from operations (before non-operating income/expenses, interest and tax) of US$19.8 million. The gross profit and income from operations have respectively increased by 91% and 104% over the amounts of the corresponding items for the same period last year.
     Mr. Wu Zhi Yang, CEO of CECT and Vice-chairman of XING, said, “While our net sales revenue was at a level comparable to that for the same period one year earlier, profitability of our operations has improved significantly with its gross profit margin ratio increasing from around 10% to 14.9%. The continuous business process re-engineering program that we carry out on the supply chain is fruitful. Cost-saving opportunities are identified and exploited as more aspects of the supply chain now come under our management and control. On the marketing side, CECT has found its niche as a provider of high-end products at affordable prices in the mobile phone handset market in China. The recent commercial success of our multi-media phones and pocket PC phones attested to the virtue of this marketing strategy.

     “Assured by our good operating performance in the first 9 months of 2005, we are confident that we will be achieving further success in the coming year. XING, for its part, will release certain key financial information for the nine months ended September 30, 2005 soon.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) is one of China’s largest manufacturers and distributors of telecommunications products. The Company has grown its net sales from approximately $46.4 million in 1997 to more than $244 million in 2004. The Company’s product portfolio includes telecommunications terminals and related products including fixed wireless phones, VoIP telephone and advanced mobile phones with the latest features, and on the consumer electronic side products include MP3 players, cash registers and set- top-box products. XING currently distributes over 260 models of corded and cordless telephones and is one of China’s largest distributors of indoor phones. The Company has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Forward-looking statements
     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect,” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-                11/29/2005
     /CONTACT: Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc., +86-752-282-0268, rickxiao@qiaoxing.com /
     /Web site: http://www.cosun-xing.com /
     (XING)